September 28, 2005


By facsimile to (858) 450-8499 and U.S. Mail


Douglas E. Scott, Esq.
Senior Vice President, General Counsel, and Secretary
SAIC, Inc.
10260 Campus Point Drive
San Diego, CA 92121

Re:	SAIC, Inc.
	Registration Statement on Form S-1
	Filed September 1, 2005
File No. 333-128021

Dear Mr. Scott:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. If applicable, comments on the S-1 are comments on the registration statement on Form S-4 that was filed by SAIC, Inc. or SAIC on September 1, 2005 and the January 31, 2005 10-K and subsequent Exchange Act reports of Science Applications
International
Corporation and vice versa.

2. We note that non-Rule 430A information is omitted throughout the
S-1. To the extent practicable, complete the information before you amend the S-1.

3. If you intend to include artwork in the registration statement, submit the artwork for our review before the registration statement`s effectiveness.

Prospectus` Outside Front Cover Page

4. We note that you omit an estimated price range for the initial public offering or IPO. You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement`s effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or 10% if over $20.00 to be a good faith estimate for purposes of requirements under the Securities Act. Further, confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See
Item 501(b)(3) of Regulation S-K and the item`s instructions.

5. Disclose that the entire amount of the proceeds will be used to pay a dividend to current investors, including directors and officers.

Prospectus` Inside Front Cover Page

6. Move the paragraphs after the table of contents on page i so that they follow the summary and risk factors sections. See Item 502 of
Regulation S-K and section IV.B. of Release No. 33-7497. If your underwriter eliminates the prospectus` outside back cover page, you may include disclosure of dealer prospectus delivery obligation on page i. Otherwise, move that disclosure to the prospectus` outside back cover page. See Item 502(b) of Regulation S-K.

7. Also move the information about the merger to the summary section, and disclose the percentage of capital stock ownership and total voting power that current investors will own after the IPO.

Risk Factors, page 10

8. Include in the twenty-fifth risk factor disclosure from your S-
4
that your current intention is to continue having a majority of voting power held by employees and that investors in the IPO will not have the ability to influence corporate matters for at least the foreseeable future.

U.S. Federal Income Tax Consequences for Non-U.S. Holders, page
107

9. Delete the word "general" and the phrase "for general information only" in this section`s first paragraph because they may imply that investors are not entitled to rely on this information.

Underwriters, page 112

10. Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreement to permit those persons to resell their shares before the lock-up period`s expiration. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by those persons before the lock-up period`s expiration.

11. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares.
Describe their procedures to us or confirm that the Division`s Office of Chief Counsel has reviewed the procedures. If you discuss the procedures, tell us how they ensure that the distribution complies with section 5 of the Securities Act. In particular, you should discuss:

* Communications used.

* Availability of the preliminary prospectus.

* Manner of conducting the distribution and sale such as the use of indications of interest or conditional offers.

* Funding of an account and payment of the purchase price.

If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, supplement promptly your response to identify those members and provide us a similar description of their procedures. Also include a brief description of any electronic distribution in the prospectus.

12. Tell us whether you or your underwriters have any arrangements with any third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us a copy of any written agreement. Also provide us copies of all information concerning the issuer or the prospectus that has appeared on the third party`s website. If you enter subsequently into any such arrangement, supplement promptly your response.

Legal Matters, page 115

13. Specify the legal matters that the underwriters` counsel is responsible for in its representation.

Exhibits

14. We note that you intend to file by amendment the underwriting agreement and the legality and opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the S-1`s effectiveness.

Undertakings, page II-5

15. Provide the undertaking specified by Item 512(f) of Regulation
S-
K.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, SAIC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SAIC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SAIC, Science Applications International Corporation, and their management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SAIC requests acceleration of the registration statement`s effectiveness, SAIC should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SAIC and Science Applications International Corporation from their full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SAIC and Science Applications International Corporation may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that SAIC and Science Applications International
Corporation provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738.  You

may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Sarah A. O`Dowd, Esq.
	Stephen C. Ferruolo, Esq.
	Ryan A. Murr, Esq.
	Heller Ehrman LLP
	4350 La Jolla Village Drive
	San Diego, CA 92122

	Bruce K. Dallas, Esq.
	Nigel D.J. Wilson, Esq.
	Davis Polk & Wardwell
	1600 El Camino Real
	Menlo Park, CA 94025



Douglas E. Scott, Esq.
September 28, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE